SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008
_______________
Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1
Letter to the Buenos Aires Stock Exchange, dated June 5, 2008, regarding the purchase from a mutual fund of 280,000 American Depositary Receipts, each of them representing 40 Class B registered common shares of par value $ 0.10 each

Telefónica Móviles
Argentina S.A.
Telefónica de Argentina S.A.

Item 1

Buenos Aires, June 5th, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Dear Sirs,

I am writing to you on behalf of Telefónica Móviles Argentina S.A. and Telefónica de Argentina S.A., domiciled at Enrique Butty 240, 20th floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

Further to the above, please be advised that Telefónica Móviles Argentina S.A. has purchased from a mutual fund 280,000 American Depositary Receipts, each of them representing 40 Class B registered common shares of par value $ 0.10 each, entitled to 1 vote per share of Telefónica de Argentina S.A., corresponding to 0.1604 % of that company's capital stock. The 280,000 ADRs represent overall 11,200,000 Class B registered common shares of par value $ 0.10 each, entitled to 1 vote per share.

The total transaction price was set at USD 3,556,000.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	June 6, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel